Accelerate Diagnostics, Inc.

3950 South Country Club Road, Suite 470

Tucson, Arizona 85714

July 2, 2013

VIA EDGAR

Louis Rambo

Daniel Morris

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Accelerate Diagnostics, Inc.
Registration Statement on Form S-3
Filed June 4, 2013
File No. 333-189065

Dear Mr. Rambo and Mr. Morris:

On behalf of Accelerate Diagnostics, Inc. (“Accelerate” or the “Company”), I am submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated June 27, 2013 (the “Comment Letter”) with respect to the filing referenced above. We have reviewed the Comment Letter and provide the responses set forth below. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Comment Letter.

Calculation of Registration Fee

1.	Please file all required information that you have omitted from your document, including the number of securities offered. Refer to Regulation S-K Item 501(b)(2) and Question 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations, available on the Commission’s website. We also note that you have not yet filed required exhibits.

Response

Previously on the date of this response letter, the Company filed with the Commission Amendment No. 1 to its Registration Statement on Form S-3 (File No. 333-189065) (the “Form S-3 Amendment”). In direct response to the Staff’s comment, the Form S-3 Amendment contains all required information, including the number of securities offered (2,487,562 shares of the Company’s common stock in the aggregate) and the subscription price ($8.04 per full share). All required exhibits have also been filed with the Form S-3 Amendment.

Louis Rambo

Daniel Morris

United States Securities and Exchange Commission
Division of Corporation Finance
July 2, 2013

Prospectus Cover Page

2.	Please revise your prospectus where appropriate to clarify that you are not registering the standby purchase transaction with Abeja, and that the shares of common stock sold to Abeja pursuant to the standby purchase agreement, if any, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act of 1933. Because it appears that you initiated the transaction with Abeja prior to filing this registration statement, you must complete the transaction with Abeja privately. Also, please tell us the extent to which Abeja will participate in the rights offering, in addition to acting as standby purchaser.

Response

The Form S-3 Amendment contains the following additional language (in all relevant sections of the filing) intended to clarify the treatment of the transactions contemplated by the Standby Purchase Agreement:

“Any shares of Common Stock issued to the Standby Purchaser in connection with the standby purchase commitment described above will be “restricted securities” as that term is defined in Rule 144 under the Securities Act of 1933, as amended. While the Standby Purchaser will not itself participate in the Rights Offering, certain of its members (including the individuals listed above) may exercise the Basic Subscription Privileges and/or Over-Subscription Privileges they hold in their capacity as stockholders of the Company.”

In addition, the phrase “in a private transaction separate from the Rights Offering” has been inserted in all relevant sections of the Form S-3 Amendment to further clarify that the transactions contemplated by the Standby Purchase Agreement will be completed via a private placement of securities, to the extent that any shares remain unsubscribed in the rights offering. As noted above, Abeja Ventures, LLC will not itself participate in the rights offering because such entity is not currently a record (or beneficial) owner of any shares of the Company’s common stock. Certain members of Abeja Ventures, LLC, including the directors and officers of the Company identified in the Form S-3 Amendment, may participate in the rights offering in their separate capacities as stockholders of the Company.

Louis Rambo

Daniel Morris

United States Securities and Exchange Commission
Division of Corporation Finance
July 2, 2013

3.	We note your disclosure regarding your discretion to extend the offering period. In addition to disclosing the initial subscription period expiration date, please also disclose the latest date to which the offering may be extended. Also, disclose whether subscribers will be able to revoke their exercise in the even to of an extension, amendment or modification to the subscription arrangement. If they will not, please add a risk factor to discuss the risk of submitting an irrevocable subscription to an offering with an uncertain expiration date.

Response

The Form S-3 Amendment contains revised disclosure stating clearly that the rights offering period may not be extended. In light of the commitment set forth in the Standby Purchase Agreement, the Company has never intended to extend the rights offering period, and is willing to forego the ability to do so.

*****

If you have any questions regarding our responses, please contact the undersigned at (520) 977-7047 or sreichling@axdx.com.

Sincerely,

/s/ Steve Reichling

Steve Reichling
Chief Financial Officer
Accelerate Diagnostics, Inc.